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                             May 6, 2021

       Kevin J. Knopp
       Chief Executive Officer
       908 Devices Inc.
       645 Summer Street
       Boston, MA 02210

                                                        Re: 908 Devices Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 30,
2021
                                                            CIK No. 0001555279

       Dear Mr. Knopp:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Michael J. Minahan,
Esq.